Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On December 1, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE YEAR-TO-DATE VOLUME UP 28 PERCENT WITH ADV OF 4.85 MILLION CONTRACTS;

NOVEMBER’S  4.56-MILLION-CONTRACT ADV MIRRORS RECORD NOVEMBER 2007

CHICAGO, Dec. 1, 2008 - Chicago Board Options Exchange (CBOE) today reported that through November, trading reached an all-time record of 1.121 billion contracts with an average daily volume (ADV) of 4.85 million contracts. This was 28 percent higher than the same 11-month period in 2007. Year-to-date ADV showed ETF, cash-settled index and equity options all up from year-earlier figures – 61 percent, 13 percent and 22 percent, respectively.

November 2008 Versus November 2007. November average daily volume of 4.56 million contracts dipped one percent against November 2007 ADV of 4.63 million contracts, which stands as a record for any November at CBOE.  However, during November, ADV in ETF options rose 11 percent, while cash-settled indexes and equity options dropped by single digits – seven percent and five percent, respectively – versus November 2007.

November 2008 Versus October 2008. In November, CBOE average daily volume was off 22 percent compared to October 2008, the highest volume month in the Exchange’s 35-year history.

	November 2008 Volume (19 days)	% Change vs November 2007 (21 days)	% Change vs. October 2008 (23 days)	Year-To-Date Volume (231 days)	% Change vs. 2007 (231 days)
Industry Total	244,882,521	-21%	-35%	3,361,205,369	28%
CBOE Total	86,724,908	-11%	-35%	1,120,541,061	28%
CBOE Total ADV	4,564,469	-1%	-22%	4,850,827	28%
Equity	42,476,225	-14%	-29%	566,330,210	22%
Equity ADV	2,235,591	-5%	-15%	2,451,646	22%
Cash-Settled Index	19,797,266	-16%	-44%	243,223,695	13%
Cash-Settled Index ADV	1,041,961	-7%	-32%	1,052,916	13%
ETF Options	24,446,679	0%	-37%	310,859,067	61%
ETF Options ADV	1,286,667	11%	-23%	1,345,710	61%
Exchange Open Interest	281,639,515	-6%	-4%	—	—

- more -

CBOE November 2008 Volume Summary

CBOE’s November Market Share at 35.4 Percent Leads Options Industry

In November, CBOE’s market share of total industry volume was 35.4 percent, up 4.2 percentage points from November 2007 and down 0.3 percentage points from October 2008.  CBOE’s market share for cash-settled index, equity and ETF options also rose substantially from November 2007, as CBOE claimed 93 percent of all index trading and 29.9 percent for both equity and ETF options trading in the U.S.

CBOE Market Share	Nov 2008 Market Share	% Pt. Change vs Nov 2007	% Pt. Change vs Oct 2008	Year-To-Date Market Share	% Pt. Change vs 2007
Exchange	35.4%	4.2%	-0.3%	33.3%	0.1%
Equity	29.9%	5.3%	1.2%	27.3%	1.4%
Index	93.0%	6.3%	1.5%	88.6%	2.5%
ETF	29.9%	0.8%	-0.3%	30.7%	-2.4%

November Highlights:

• On November 20, the CBOE Volatility Index (VIX) recorded an all-time-high daily closing price of 80.86.

• On November 21, the CBOE S&P BuyWrite Index (BXM) generated a gross premium of 8.1 percent, the highest amount in more than two decades.

• CBOE announced that options on the S&P 100 Index (OEX) would begin trading on CBOE’s Hybrid trading platform on December 9.  CBOE’s Hybrid enables multiple, competing quotes and high-speed electronic executions for OEX market participants and customers. Citigroup, Inc. was appointed the Lead Market Maker for OEX and XEO options.

• CBOE Futures Exchange (CFE) year-to-date trading volume was seven percent over the same period a year ago. Trading volume for the period totaled 1,119,553 contracts compared to 1,043,652 contracts through November 2007.

• At the CBOE Stock Exchange (CBSX), November trading volume totaled 443,395,285 shares, a record average daily trading volume of 23.3 million shares.   This beat the previous record of 21.3 million shares ADV recorded in October 2008.

• The five most actively traded equity options during November were Citigroup, Inc. (C), General Electric (GE), Proctor and Gamble (PG), JP Morgan Chase (JPM), and Bank of America Corp. (BAC).

• The five most actively traded index and ETF options at CBOE during November were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), iShares Russell 2000 Index Fund (IWM), and the CBOE Volatility Index (VIX).  Expanded information on November volume for index options and ETF options is available at http://www.cboe.com/data/monthlyvolume.aspx.

• During November, one CBOE membership changed hands at $1.9 million. For the year, a total of 107 CBOE seats have been traded.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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